UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) October 26, 2017



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 7.01 Regulation FD Disclosure.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on October 26, 2017, as Exhibit 99.1 which is included herein. The press release was issued to report that Winnebago Industries will host an Investor Day on November 2, 2017. Details regarding the event are contained in the press release included herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release of Winnebago Industries, Inc. dated October 26, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: October 26, 2017	By:	*/s/ Scott C. Folkers*
	Name:	Scott C. Folkers
	Title:	Vice President, General Counsel and Secretary

 # News Release

Contact: Ashis Bhattacharya - Investor Relations - 952-828-8414 - abhattacharya@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES TO HOST INVESTOR DAY IN NEW YORK CITY

FOREST CITY, IOWA, October 26, 2017 - Winnebago Industries, Inc. (NYSE: WGO), a leading United States recreation vehicle manufacturer, will host an Investor Day on Thursday, November 2, 2017 at the Current at Chelsea Piers in New York City. Winnebago Industries President and Chief Executive Officer, Michael Happe, and other members of the Winnebago Industries leadership team will provide business updates and an overview of the Company's long-term strategy.

Presentations are scheduled to begin at 8 a.m. EDT and will conclude at 2 p.m. EDT. Attendees will also have the opportunity to participate in question and answer sessions and conduct product walk-throughs of the latest Winnebago Industries products.

Analysts and Institutional investors interested in attending are encouraged to register for the event by contacting Winnebago Industries Investor Relations at ir@wgo.net or 641-585-6962. Meeting presentations will be webcast live on the Company's Investor Relations website (http://investor.wgo.net). A replay of the audio webcast will be available at the same location for approximately one year.

About Winnebago Industries

Winnebago Industries, Inc. is a leading U.S. manufacturer of recreation vehicles under the Winnebago and Grand Design brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers, and fifth wheel products. Winnebago Industries has multiple facilities in Iowa, Indiana, Oregon, and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago's investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

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